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03053127

SECURITI[illegible] [illegible]ISSION

6 - 4

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SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH, D.C.
188
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUEST SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 MADISON AVE
(No. and Street)

FAIR OAKS, CA 95628
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA GORE (916)863-7862
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWNELL, W. PIERCE
(Name — *if individual, state last, first, middle name*)

7 MT.LASSEN DR #D-254 SAN RAFAEL, CA 94903
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. SCHOEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST SECURITIES, INC, as of MARCH 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert J. Schoen
Signature

President
Title

Ronald L Caragio
Notary Public


RONALD L. CARAGIO
Commission # 1276141
Notary Public - California
Alameda County
My Comm. Expires Sep 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (O) Reconciliation of Company's 3/31/03 focus report net capital to audited statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST SECURITIES, INC.

TABLE OF CONTENTS

Board of Directors
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Quest Securities, Inc. as of March 31, 2003 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2003 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United states.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

(Continued on next page)

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
May 15, 2003

QUEST SECURITIES, INC.
BALANCE SHEET
MARCH 31, 2003

ASSETS

Cash on hand and in checking accounts	67,091
Cash held by brokerage firm	17,414
Money market-cash	16,948
Commissions and concessions receivable	222,687
Other accounts receivable	694
Deferred income tax benefit	4,638
Prepaid income taxes	
Investments @market-cost = $62,408	10,597
Equipment/furnishings	
Net of $30,282 accumulated depreciation	8,506
Other assets-deposits	2,548
TOTAL ASSETS	351,123

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions/concessions payable	191,641
Accounts payable	27,449
Income taxes payable	3,219
Deferred income taxes payable	1,573
TOTAL LIABILITIES	223,882
STOCKHOLDER'S EQUITY	
Common stock 2,000 shares authorized	
333 issued and outstanding	333
Paid-in capital	4,667
Retained earnings-Per Exhibit B	122,241
TOTAL STOCKHOLDER'S EQUITY	127,241
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	351,123

Exhibit A

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
STATEMENT OF LOSS
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED MARCH 31, 2003

REVENUES	
Commissions and advisory fees	1,683,827
Miscellaneous fees and reimbursements	14,420
(Losses) on security transactions	(19,554)
Interest and miscellaneous income	3,409
TOTAL REVENUE	1,682,102
EXPENSES	
Commission and salary to shareholder	61,127
Commissions to others	1,414,603
Brokerage charges	3,421
Office overhead	258
Membership fees	850
Telephone and utilities	14,931
Insurance	8,268
Rent	36,642
Licenses, taxes and fees	9,916
Legal and professional fees	2,800
Advertising	
Printing, publications, reproductions	41
Travel/entertainment	3,810
Auto expense	3,492
Equipment leases	8,221
Stamps and supplies	20,120
Depreciation	4,193
Salaries	84,396
Payroll taxes	7,882
Interest and bank charges	263
'Due Dilligednce and education	1,918
Settlement	4,508
TOTAL EXPENSES	1,691,659
(LOSS) FROM OPERATIONS	(9,557)
Less provision for income taxes	1,381
TOTAL (LOSS)	(10,938)
Add: Retained earnings-April 1, 2002	133,179
RETAINED EARNINGS, MARCH 31,2003	
To Exhibit A	**122,241**

Exhibit B

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED MARCH 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
(LOSS)-Per Exhibit B	(10,938)
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on security transactions	19,554
Depreciation	4,193
(Increase) decrease in commissions receivable	(136,827)
(Increase) decrease in other receivables	343
(Increase) in prepaid income taxes	5,579
(Increase) in deferred tax benefit	(879)
Decrease in prepaid expenses	
Increase (decrease) in commissions payable	121,162
(Decrease) increase in accounts payable	14,033
Increase (decrease) in income taxes payable	3,219
(Decrease) in deferred taxes payable	(958)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**18,481**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sales of securities	21,781
Less securities purchased	(16,101)
Office equipment purchased	(831)
CASH (USED IN) INVESTMENT ACTIVITIES	**4,849**
TOTAL INCREASE IN CASH AND CASH EQUIVALENTS	23,330
CASH BALANCE, APRIL 1, 2002	78,123
CASH BALANCE, MARCH 31, 2003	101,453
As shown on Exhibit A:	
Cash on hand/in banks	67,091
Cash held by brokerage firm	17,414
Money market	16,948
Amounts paid on income taxes during year	0
Amounts paid on interest during year	0

Exhibit C

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

1) ACCOUNTING POLICIES

a) Revenues and expenses are recorded when incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

b) Depreciation is based on a five year life using the straight line method.

c) Cash Equivalents-the cash accounted for in the statement of cash flows includes cash in checking accounts, money market funds and the cash held by Wedbush Morgan, the Company's clearing broker. The total held by Wedbush, $17,414 on March 31, 2003 and $11,700 on March 31, 2002 shown on Exhibit A includes $10,000 held as a deposit for clearing transactions.

d) Use of Estimates-the financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates, and inventory and accounts receivable exposures.

2) RELATED PARTY TRANSACTIONS

The Company's 100% shareholder, Robert J. Schoen, was, at one time, the owner of Guardian Financial Corp. Guardian has since merged with Quest Securities, Inc. This company, which, except for the tax effect discussed below, is expected to have no effect on the operations of the Company. The commission and salary paid Schoen are shown on Exhibit B.

(Continued on next page)

3) INCOME TAXES

Shown below is the explanation of amounts included in various account balances throughout these financial statements that affect income taxes:

a) Deferred Tax Benefit - is the result of deductions included in these and previous financial statements that are estimated to be available for Federal and State returns in later years. As shown on Exhibit A, this amount is $4,638 as of March 31, 2003 and $3,759 as of March 31, 2002.

The components of deferred tax benefit for Federal and State Income taxes are shown below with the applicable valuation reserve for that portion of the benefit that is estimated to be unutilized. The losses shown below can only be used to offset future gains.

	Tax Benefit Before Valuation Reserve	Valuation Reserve	Tax Benefit
$21,419 Capital Loss Carryforward from Guardian Financial Corp	5,106	4,084	1,022
$74,140 realized and cumulative unrealized losses on the Company's securities holdings	17,675	14,140	3,535
Federal tax on $800 State Tax not allowed until year 2004	120		120
Total for March 31, 2003	22,901	18,224	**4,677**
Comparable totals for March 31, 2002	17,902	14,143	3,759

Continued on next page

	YEAR ENDED MARCH 31, 2003	2002
b) Provision for Income Taxes -		
Federal Tax on Net Income before Income Taxes shown on Exhibit B ($-9,557 & $-27,199 X 34%	(3,249)	(9,247)
Federal Tax(Savings) addition for lower brackets	1,816	5,168
State Income Tax for year ended March 31, 2003 & 2002 included in Exhibit B	309	1,058
Federal Income Tax on disallowed Deductions for income tax purposes	286	95
Valuation reserve adjustment for Federal tax on deferred losses	2,219	2,869
Provision for income taxes-Per Exhibit B	**1,381**	**(57)**

c) Deferred Income Taxes Payable-this represents the tax on the cumulative additional depreciation taken on Federal and State Income Tax Returns that is in excess of depreciation on the financial statements. The amount of this Federal and State Tax is $1,573 for year ended March 31, 2003 and $2,532 for year ended March 31, 2002.

d) Income Taxes per Returns-Taxable Income of the California State Tax Return is a loss of $7,004 for the year ended March 31, 2002; the taxable income for the Federal Income Tax Return is a loss of $5,920 for the year ended March 31, 2002. For the year ended March 31, 2003, both Federal and State returns showed taxable incomes of $14,002 and $12,653, respectively. The Federal return results in a tax of $2,100 and the state return has a tax due of $1,119.

4) LEASES

All of the real property leased by the Company is now on month to month basis. The Company's rent is reduced by amounts billed representatives that share office space.

5)Investments-The Company has purchased 2800 shares and 1200 warrants in NASDAQ Stock Market, Inc. for a total investment of $52,600. 300 of these shares were issued on June 28, 2000; the remaining 2500 shares have not been issued as of March 31, 2002. The Company has assigned 1500 of these unissued shares to two of its officers and has collected $19,500 from them. In addition, the Company has received $10,000 from its only
EXHIBIT D-(Continued on next page)

shareholder, Robert Schoen for approximately 769 shares reducing its investment in NASDAQ stock and warrants shares to $23,100. The warrants allow the Company to purchase shares equal to the number of warrants@ $13 on or after two years from issue date, 1,200 shares @ $14 on or after three from issue date, 1200 shares @ $15 on or after four years from issue and 1,200 shares @ $16 on or after five years from issue date. Because of its purchase of 300 shares, the Company has additional warrants to purchase an additional 300 shares on or after March 10, 2002, 300 more on or after on each of March 10, 2003, 2004 and 2005.

Previously, these shares were valued at cost because their market value was not readily determinable. The unrealized loss for these shares is included in these financial statements based on the value as of April 30, 2003.

A summary of the Company's investments is shown below:

	MARKET VALUE ON MARCH 31,	
	2003	2002
1,800 sh Biomira		6,242
1,000 shares Ampex Corp CIA	90	160
1,000 Western Digital		6,230
300 shares NASDAQ Stock Market	2,608*	3,300*
231 sh NASDAQ Stock Market	2,009*	3,000*
1200 Warrants NASDAQ Stock Market Market	-0- *	16,800*
1000 sh XM Satelite	5,890	
Total Investments-Per Exhibit A	**10,597**	**35,732**
Cost of above investments	32,894	66,033

*Market value was not available so cost was used for carrying value. As of April 30, 2003, the valuation date for NASDQA Stock Market shares, the warrants are deemed to have no value since they allow purchase of shares well above the warrant price of between $13 and $15 dollars per share.

The accompanying financial statements include realized losses from sales of securities and changes in unrealized losses.

6) Insurance-During the year ended March 31, 2003, the Company collected $5,710 more from its representatives than the insurance company charged for error and omissions insurance for its policy year ended July 15, 2003. The excess collections for the year ended March

(Continued on next page)

31, 2002 was $4,954, making the total for future premium increases or deductibles in the event of a claim $10,664. This amount is included in accounts payable on Exhibit A.

7) Settlement-Although agreements with prospective clients with the Company state that any dispute should be settled by arbitration, this case was allowed to be heard in small claims court. The plaintiff accused the Company of misrepresenting an investment that was clearly stated would not result in any cash distributions. The investment only would allow tax credits to the investors. The amount of the claim is shown on Exhibit B, $4,508.

8) Off Balance Sheet Risk-The two main risks the Company has are market fluctuations in its securities shown in item 5 above and customers not paying for stock purchased or delivering stock sold. Typically, the Company gets reimbursed from the representative, whose customer caused the loss. In the event the representative is not able to cover the loss, the Company would be liable.

QUEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2003

STOCKHOLDERS' EQUITY-		
Per Exhibit A		127,241
Add: Deferred income tax liability		1,573
(LESS) UNALLOWABLE ASSETS		
Commissions and concessions receivable net of related payable	8,308	
Other receivables	694	
Deferred income tax benefit	4,638	
Carrying value of fixed assets	8,508	
Deposit	2,548	
NASDAQ Stock subscribed-net of amounts purchased by others	4,617	
TOTAL REDUCTIONS		(29,313)
SUBTOTAL		99,501
HAIRCUTS:		
Common Stock Securities 15%	897	
Money Market 2%	339	(1,236)
NET CAPITAL , March 31, 2003		**98,265**

SCHEDULE 1

QUEST SECURITIES, INC.
EXCESS NET CAPITAL
MARCH 31, 2003

NET CAPITAL-Per Schedule 1 above		98,265
a) Minimum Requirement	50,000	
b) 6 2/3% Aggregate indebtedness	14,821	
Larger of a) or b) above		50,000
EXCESS NET CAPITAL, MARCH 31, 2003		**48,265**

SCHEDULE 2

QUEST SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO COMPANY'S FOCUS REPORT FOR QUARTER ENDED MARCH 31, 2003

Net Capital per Focus Report for quarter ended March 31, 2003		98,428
ADD: Additional allowable commissions net of commissions payable		7,042
Deferred income tax payable adjustment		2,531
Reduction in haircut-85%		5,080
SUBTOTAL		113,081
LESS: Additional haircut	339	
Additional accounts payable	11,258	
Income taxes payable	3,219	
TOTAL REDUCTIONS		14,816
Net Capital per schedule 1 above		**98,265**

SCHEDULE 3

QUEST SECURITIES, INC
CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED MARCH 31, 2003

Stockholders' Equity, April 1, 2001	138,179
Add: Net income per Exhibit B	(10,938)
Stockholders' Equity, March 31, 2003 Per Exhibit A	**127,241**

SCHEDULE 4

To the Board of Directors of
Quest Securities, Inc.

I have audited the financial statements of Quest Securities, Inc.(a California Corporation) for the year ended March 31, 2003 and have issued my report thereon dated May 15, 2003. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Quest Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
May 15, 2003